June 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Perry Hindin—Special Counsel

  Re:
  Alphatec Holdings, Inc.
  Registration Statement on Form S-1 (File No. 333-131609)

Dear Mr. Hindin:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as representatives of the prospective underwriters of the proposed public offering of 9,300,000 shares of common stock of Alphatec Holdings, Inc. (the "Company"), hereby join in the Company's request that the effective date for the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. (Eastern Daylight Time) on June 2, 2006, or as soon thereafter as is practicable.

        In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that the undersigned has effected from May 12, 2006 through the date hereof approximately the following distribution of the Preliminary Prospectus dated May 12, 2006:

  Preliminary Prospectus dated May 12, 2006:

        1,750 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
DEUTSCHE BANK SECURITIES INC. FIRST ALBANY CAPITAL INC. RBC CAPITAL MARKETS CORPORATION As Representatives of the Underwriters
BY:	DEUTSCHE BANK SECURITIES INC.
By:	/s/ BRAD MILLER